SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)1

                              IDIAL NETWORKS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.005 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   451 67U 107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Mark T. Wood
                        2204 Timberloch Place, Suite #140
                             The Woodlands, TX 77380
                                  281-292-8244
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 11, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 4 Pages)


          1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

-------------------------------------------                                        ----------------------------------------

          CUSIP No. 451 67U 107                              13D                        Page 2 of 4 Pages

-------------------------------------------                                        ----------------------------------------

--------- ----------------------------------------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS                                                                     Mark T. Wood

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                                                   Not applicable

--------- ----------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) |_|

                                                                                                        (b) |_|
--------- ----------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS*           OO

--------- ----------------------------------------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or
          2(e)                                                                                              |_|

--------- ----------------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                   United States Citizen.

--------- ----------------------------------------------------------------------------------------------------------------


                          7   SOLE VOTING POWER
   NUMBER OF SHARES                159,245,750 shares of common stock.
                        ----- ---------------------------------------------------------------------------------------------

     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY                        0
                        ----- ---------------------------------------------------------------------------------------------

         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING                      159,245,750 shares of common stock.
                        ----- ---------------------------------------------------------------------------------------------

     PERSON WITH         10   SHARED DISPOSITIVE POWER
                                       0
                        ----- ---------------------------------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                159,245,750 shares of common stock.
--------- -----------------------------------------------------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN
          SHARES*                                                         |_|
--------- -----------------------------------------------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          31.85%
--------- -----------------------------------------------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*

          IN
--------- -----------------------------------------------------------------------------------------------------------------

                                                               Page 3 of 4 Pages

Item 1.  Security and Issuer.

          This Schedule 13D relates to shares of the common stock, par value $.005 per share ("Common Stock"), of iDial Networks, Inc., a Nevada corporation (the "Company"). The Company has its principal executive office at 2204 Timberloch Place, Suite #140, The Woodlands, TX 77380.

Item 2. Identity and Background.

         No Change.

Item 3. Source and Amount of Funds or Other Consideration.

          On April 16, 2002, Wood purchased 30,000 shares of common stock of the Company with his personal funds.

          On December 31, 2002, Wood disposed of 5,000,000 shares of common stock of the Company. This transaction was a bona fide gift to Edward Janusz.

          On June 30, 2003, Wood received 2,500,000 shares of common stock of the Company as bonus compensation for his services as an officer of the Company.

          On August 11, 2003, Wood received 11,484,500 shares of common stock of the Company as bonus compensation for his services as an officer of the Company.

          On August 11, 2003, Wood received 28,073,000 shares of common stock of the Company as back pay compensation for services rendered as an officer of the Company.

          On August 11, 2003, Wood converted $309,082 of notes of the Company into 96,588,250 shares of common stock of the Company at a conversion rate of $.0032 per share.

Item 4. Purpose of Transaction.

          See response to Item 3.

Item 5.  Interest in Securities of the Issuer.

          Under the rules and regulations of the Securities and Exchange Commission, Wood beneficially owns 159,245,750 shares of common stock, representing 31.85% of the total shares of common stock of the Company issued and outstanding. The percentage of outstanding shares of common stock is computed based on 499,991,064 shares of common stock outstanding as of August 11, 2003. In addition to the aforementioned shares of common stock of the Company, Wood is the holder of a convertible note in the approximate amount of $906,000 that is convertible into shares of common stock of the Company at a rate of $.0016 per share. Except for the transactions described herein, Wood has no plans, arrangements or agreements for the acquisition or issuance of additional shares of the Company's common stock or other securities convertible into equity securities of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.

                                                              Page 4 of 4 Pages


Item 7. Material to be Filed as Exhibits.

         None.




                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

September 9, 2003
                                                              _/s/ MARK T. WOOD
                                                                  -------------
                                                                  Mark T. Wood